Exhibit 99.1

China Finance Online Announces Settlement of Shareholder Lawsuit

Beijing, China, August 22, 2016– China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced that it has entered into a Stipulation of Settlement with lead plaintiffs in the class action lawsuit against the Company filed in June 2015.

The securities class action lawsuit was filed in the United States District Court for the Central District of California and later transferred to the United States District Court for the Southern District of New York (Wang v. China Finance Online, Case no. 1:15-CV-07894-RMB) against the Company and alleges that the Company’s public filings with the Securities and Exchange Commission included materially false statements and/or omitted material facts that the Company’s transactions with a Chinese entity were related party transactions, which inflated the price of the Company’s securities during the period from April 29, 2013 and June 3, 2015. The Company entered into the Stipulation of Settlement without any admission of wrongdoing and provided for a settlement fund of $3 million.

The Stipulation of Settlement remains subject to court approval and certain other conditions including notice to the class members and administration of the settlement.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

For further information, please contact:

Yilin Li

Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 83363100
Email: ir@jrj.com